UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CAPSTAR FINANCIAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

14070T102

(CUSIP Number)

Gaylon M. Lawrence, Jr.

1201 Demonbreun St., Suite 1460

Nashville, TN 37203

With a copy to:

Patrick A. Scruggs

1201 Demonbreun St., Suite 1460

Nashville, TN 37203

615-257-7081

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

N/A

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14070T102	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS Gaylon M. Lawrence, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,156,675 shares of common stock
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 1,156,675 shares of common stock
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,156,675 shares of common stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (based on 11,582,026 shares outstanding)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14070T102	13D	Page 3 of 4 Pages

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Statement on Schedule 13D filed by Gaylon M. Lawrence, Jr. (the “Reporting Person”) with the Securities and Exchange Commission on October 17, 2017 (“Amendment No. 4”), which amended and supplemented earlier filings on October 4, 2017 (“Amendment No. 3”), September 13, 2017 (“Amendment No. 2”), August 25, 2017 (“Amendment No. 1”) and August 11, 2017 (the “Original Schedule 13D,” and together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and this Amendment No. 5, the “Schedule 13D”) with respect to the shares of common stock, par value $1.00 per share (“Common Stock”), of CapStar Financial Holdings, Inc. (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 shall have the meanings set forth in the Original Schedule 13D. This Amendment No. 5 amends Items 4 and 5(a) and (c), as set forth below.

Item 4. Purpose of Transaction.

The second paragraph of Item 4 of the Schedule 13D is hereby amended and restated in its entirety as set forth in the following paragraph:

On October 26, 2017, the Reporting Person filed an Interagency Notice of Change in Control (the “Notice”) seeking permission from the Federal Reserve to acquire up to 15% of the Issuer’s Common Stock. On November 20, 2017, counsel for the Issuer delivered a letter to the Board of Governors of the Federal Reserve opposing the Notice. The Federal Reserve is considering the Notice, which remains pending before the Federal Reserve. The Reporting Person has not purchased any additional shares of the Issuer’s Common Stock since filing the Notice. Until the Federal Reserve issues its opinion, the Reporting Person will not purchase any additional shares of the Issuer’s Common Stock. If the Federal Reserve permits the Reporting Person to purchase up to 15% of the Issuer’s Common Stock, depending on overall market conditions, other investment opportunities available to the Reporting Person, and the availability of the Issuer’s securities at prices that would make the purchase or sale of the Issuer’s securities desirable, the Reporting Person may acquire additional securities of the Issuer (up to 15% of the Issuer’s Common Stock). The Reporting Person may also retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions regardless of the status or result of the Federal Reserve’s opinion with respect to the Notice.

Item 4 of the Schedule 13D is hereby further amended by adding the following paragraph after the third paragraph of Item 4 of the Schedule 13D:

On October 31, 2017, the Issuer announced that it filed a lawsuit (the “Litigation”) against the Reporting Person in the United States District Court for the Middle District of Tennessee alleging violations of Section 13(d) of the Securities Exchange Act of 1934, the federal Change in Bank Control Act, and Tennessee Code Section 45-2-107. The Reporting Person opposes the Litigation, vigorously denies that he violated any laws, and expressly maintains he complied with his legal obligations. During the Litigation, the Issuer and the Reporting Person have been conducting discovery. On or about February 7, 2018, the Reporting Person intends to file a Motion to Stay the Litigation pending a decision by the Federal Reserve on the Reporting Person’s Notice. This Amendment No. 5 is being filed in connection with the Motion to Stay the Litigation. The Reporting Person does not believe there have been any material changes to the Reporting Person’s Schedule 13D that would require filing this Amendment No. 5. Nonetheless, this Amendment No. 5 is being filed to moot certain of the Issuer’s claims asserted in the Litigation.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	As of the filing date of this Amendment No. 5, the Reporting Person is the beneficial owner and has sole voting and dispositive power over 1,156,675 shares of Common Stock which represents approximately 9.99% of the 11,582,026 shares of Common Stock outstanding as of December 31, 2017, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 25, 2018.

(c)	There have been no transactions in shares of Common Stock since the filing of Amendment No. 4.

CUSIP No. 14070T102	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GAYLON M. LAWRENCE, JR.

/s/ Jason West Jason West, Attorney-in-Fact*

February 7, 2018 Date

*	Pursuant to a power of attorney, dated as of October 13, 2017, which was filed as Exhibit F to Amendment No. 4.